NeoStem
YOUR CELLS. YOUR USE. YOUR LIFE.

July 13, 2009

VIA CERTIFIED MAIL
China StemCell Medical Holding Limited
12th Floor,
Ruttonjee House,
11Duddell Street,
Central, Hong Kong
Attn: Zhao Shuwei

Re: **Share Exchange Agreement**

Ladies and Gentlemen:

NeoStem is providing this written notice to terminate the Share Exchange Agreement effective immediately to all parties to the Share Exchange Agreement dated November 2, 2008 (the "Share Exchange Agreement") by and between NeoStem, Inc., a Delaware corporation ("NeoStem"), China StemCell Medical Holding Limited, a Hong Kong company (the "HK Entity"), Shandong New Medicine Research Institute of Integrated Traditional and Western Medicine Limited Liability Company, a China limited liability company (the "Institute Co. ") (its preexistence is Shandong New Medicine Research Institute of Integrated Traditional and Western Medicine, "Institute"), Beijing HuaMeiTai Bio-technology Limited Liability Company ("WFOE") and Zhao Shuwei ("HK Shareholder"). NeoStem is sending this notice pursuant to Section 8.1(b) of the Share Exchange Agreement which provides that any party may terminate the Share Exchange Agreement by written notice to the other parties after 5:00 p.m. New York time on March 31, 2009, if the transactions contemplated thereby shall not have been consummated pursuant thereto unless such date is extended by the mutual written consent of the Persons in the Seller Group (as defined in the Share Exchange Agreement) and NeoStem.

Pursuant to Section 8.2 of the Share Exchange Agreement, please promptly return all confidential documents and other material received from us. We acknowledge that we continue to be interested in discussions relating to a possible option to purchase these operations during the next three year period.

Very truly yours,

NeoStem, Inc.